Exhibit 3

Absentee Ballot

1. Name or business name of the shareholder (without abbreviations)

2. CNPJ or CPF of the shareholder	2.1. Email address for the Company to send the shareholder confirmation of receipt of the ballot

3.                                      Guidelines for completion

Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Extraordinary Shareholders’ Meeting (“Meeting”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed:

(i) the shareholder must note above his or her name (or business name), as well as its CPF or CNPJ, as applicable, as well as an email address for any contact (to be completed in the appropriate field at the end of this Ballot);

(ii) all the fields must be duly completed;

(iii) all the pages must be initialed; and

(iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under prevailing law.

The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Please note that June 20, 2017 is the last day for RECEIPT of the Ballot through one of the three forms to be listed in item 4 below, and not the last day for it to be sent. If it is received after June 20, 2017, the votes will not be counted.

Shareholders opting to exercise their right to vote through the Ballot must observe the other rules and formalities described in the Manual for Participation in the Extraordinary Shareholders’ Meeting and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

4.                                     Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian

So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meeting, i.e., by June 20, 2017 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives:

1)             Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository.

2)             Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian.

3)             Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meeting. The shareholder may also, if it prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, by June 20, 2017.

For more clarifications, access the Manual for participation in the Meeting, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

5.                                     Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company

Attn: Departamento de Relações com Investidores

Address: Avenida das Américas n. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, Rio de Janeiro — RJ, CEP 22640-100, to the care of the Investor Relations Office.

email: vale.ri@vale.com

6.                                     Recommendation of the institution hired by the Company to render services of securities depository, with name, physical address and e-mail address and telephone number for contact

Banco Bradesco S.A. (Bradesco)

Telephone number for contact: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

As informed in the Manual of the Meeting, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meeting.

Resolutions

Simple Resolution

7.                                     Voluntary conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

8.                                      Amendment of Vale’s By-Laws to adapt them, as much as possible, to the rules of the “Novo Mercado” special listing segment of BM&FBOVESPA S.A. -  Bolsa de Valores Mercadorias e Futuros stock exchange, as well as to implement certain adjustments and improvements.

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

9.                                      Pursuant to articles 224, 225, 227 and 264 of Law 6,404/1976, the Instrument of Filing and Justification of Merger of Valepar S.A., Vale’s controller, into the Company, including rendering of Valepar’s assets to Vale as a result of the transaction.

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution

10.                               Ratify the appointment of KPMG Auditores Independentes, a specialized company nominated by the boards of Vale and Valepar to appraise Valepar’s shareholders’ equity, for the purposes of its merger into the Company

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution 11. Appraisal Report of Valepar’s shareholders’ equity, prepared by the specialized company mentioned above. [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

12.                               Merger of Valepar into the Company, with an issuance of 1,908,980,340 new common shares of Vale to replace 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which will be cancelled as a result of such merger

[   ] Approve         [   ] Reject         [   ] Abstain

Simple Resolution 13. As a result of item 12, the consequent amendment of the head paragraph of Art 5. of the Company’s By-Laws. [ ] Approve [ ] Reject [ ] Abstain

[City], [date]

Name and signature of Shareholder